Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement

dated January 30, 2023

Registration No. 333-268289

January 30, 2023

Summary of Final Terms and Details of the Issue

$500,000,000 5.000% Senior Notes due 2026

Issuer:	Constellation Brands, Inc.

Principal Amount:	$500,000,000 aggregate principal amount.

Title of Securities:	5.000% Senior Notes due 2026 (the “2026 notes”).

Final Maturity Date:	February 2, 2026.

Public Offering Price:	99.829% of principal amount plus accrued interest, if any, from and including February 2, 2023.

Coupon:	5.000% per annum.

Interest Payment Dates:	February 2 and August 2.

Record Dates:	January 18 and July 18.

First Interest Payment Date:	August 2, 2023.

Benchmark UST:	3.875% UST due January 15, 2026.

Benchmark UST Price & Yield:	99-24 1⁄4 / 3.962%.

Spread to Benchmark UST:	110 basis points.

Yield to Maturity:	5.062%.

Optional Redemption:

Prior to February 2, 2024 (two years prior to the maturity date of the 2026 notes) (the “Par Call Date”), the Company may redeem the 2026 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2026 notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the 2026 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the 2026 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2026 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Mandatory Offer to Redeem Upon Change of Control Triggering Event:	If the Company experiences a change of control triggering event, the Company must offer to repurchase the 2026 notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Trade Date:	January 30, 2023.

Settlement Date:	February 2, 2023, which will be the third business day following the date of pricing of the 2026 notes (T+3).*

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036PBN7 ISIN: US21036PBN78

Joint Bookrunners:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BNP Paribas Securities Corp. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

M&T Securities, Inc.

PNC Capital Markets LLC

Siebert Williams Shank & Co., LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Academy Securities, Inc.

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

Rabo Securities USA, Inc.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any Joint Bookrunner will arrange to send you the prospectus, at no cost, if you request it by calling, as applicable, (i) the issuer’s Secretary at 1-585-678-7100, (ii) BofA Securities, Inc. at (800) 294-1322 (toll free), (iii) Goldman Sachs & Co. LLC at (866) 471-2526 (toll free) or (iv) J.P. Morgan Securities LLC at (212) 834-4533 (collect).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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